SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2007

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings Plan

Financial Statements

As of December 31, 2007 and 2006 and For the Year Ended December 31, 2007

Contents

Reports of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-6

Supplemental Schedule:

Schedule of Assets (Held at Year-End)	7

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Schedules Omitted:

The following schedules are omitted because of the absence of conditions under which they are required:

Schedule of Reportable Transactions

Obligations in Default

Leases in Default

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants
Community Trust Bancorp, Inc.
  Savings Plan
Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Savings Plan (Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Louisville, Kentucky
June 27, 2008
Federal Employer Identification Number:  44-0160260

Community Trust Bancorp, Inc.
Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Cash	$96	$46,148

Investments at fair value:
Community Trust Bancorp, Inc. common stock	14,479,073	44,633,454
Mutual funds	17,703,590	15,838,504
Cash equivalents	4,365,574	4,514,250
Total investments	36,548,237	64,986,208

Accrued interest and dividends receivable	183,398	173,631
Net assets available for benefits	$36,731,731	$65,205,987

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions:
Contributions:
Participant contributions	$2,253,964
Employer contributions	931,456
Participant rollovers and transfers	16,693
Total contributions, rollovers, and transfers	3,202,113

Investment income:
Net depreciation in fair value of investments	(6,619,484)
Interest and dividends	1,190,103
Total investment loss	(5,429,381)

Deductions:
Transfer to CTB Employee Stock Ownership Plan	(23,232,538)
Benefits paid to participants	(3,014,450)
(26,246,988)

Decrease in net assets	(28,474,256)

Net assets available for benefits
Beginning of year	65,205,987

End of year	$36,731,731

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Notes to Financial Statements

As of December 31, 2007 and 2006, and For the Year Ended December 31, 2007

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary (401k) Plan Description for more complete information.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Through December 31, 2006, CTBI had combined its Employee Stock Ownership Plan with its 401(k) Plan in the form of a KSOP.  Effective January 1, 2007, the Plan was amended creating a separate Employee Stock Ownership Plan (ESOP) and this separate 401(k) Plan.

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions.  For 2007 and 2006, the maximum amount of voluntary contributions was $15,500 and $15,000, respectively.  During 2007 and 2006, CTBI made matching contributions equal to 50% of the first 8% of each participant’s deferred compensation contributions for the plan year, up to a total of 4% of such participant’s compensation.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions, employee deferred compensation contributions, and the related employer matching contribution.  Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Investments

The Plan provides for the establishment of a variety of investment funds and a CTBI company stock fund.  These investment funds are participant directed. Participants may transfer account balances between funds, subject to certain limitations.  CTBI has the sole discretion to determine or change the number and nature of investment funds.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Otherwise, the participant is entitled to the full value of his account less the value of the employer contributions.  Forfeited employer contributions are allocated to the accounts of participants.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over any period of time not exceeding the joint life expectancy of the participant and his or her designated beneficiary.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.

Cash Equivalents

The Plan considers investments in money market funds to be cash equivalents.

Valuation of Investments

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period.  Investments in mutual equity and bond funds are valued at the most recent selling price, which is based on the current market value of the securities in the fund.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan Document.

Payment of Benefits

Distributions to participants are recorded to the Plan when payments are made.

3.  Investments

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows as of December 31, 2007 and 2006:

	2007	2006
	Fair Value	Fair Value
CTBI Common Stock, 525,938 (2007) and 1,074,728 (2006) shares	$14,479,073	$44,633,454

Goldman Sachs FS Gov’t MM FD #465, 4,365,525 (2007) and 4,308,047 (2006) shares	$4,365,525	$4,308,047

Vanguard Total Bond Market #84, 343,328 (2007) and 313,873 (2006) units	$3,488,211	$3,135,594

Vanguard Index Fund TR 500 Portfolio #40, 73,004 (2007) and 71,173 (2006) units	$9,866,482	$9,294,556

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,619,484, as follows:

2007
CTBI common stock	$(7,258,910)
Mutual funds	639,426
Net depreciation in fair value of investments	$(6,619,484)

4.  Federal Income Tax Status

The Internal Revenue Service ruled on July 17, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification.  The Plan has been amended since receiving the Internal Revenue Service ruling.  However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan's financial statements.

5.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

6.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2007	2006
CTBI common stock	$14,479,073	$44,633,454

7.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts allocated to these participants were approximately $101,941 and $276,310 at December 31, 2007 and 2006, respectively.

SUPPLEMENTAL SCHEDULE

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4i--
EIN 61-0979818, Plan #006
Schedule of Assets (Held at Year-End)

December 31, 2007

Identity of Issuer, Borrower, Lessor, or Similar Party (a)(b)	Description of Investment, Including Maturity Date, Rate of Interest, Units, or Shares (c)	Cost (d)	Current Value (e)

Mutual Funds
American Advantage S/C V- PN	Equity Mutual Fund, 10,708 units	**	$184,389

Goldman Sachs M/C Value-Inst #864	Equity Mutual Fund, 36,849 units	**	1,313,299

Harbor International Fund #11	Equity Mutual Fund, 19,273 units	**	1,375,317

Meridian Growth Fund Inc	Equity Mutual Fund, 7,180 units	**	270,827

Vanguard Explorer Fund- Inv	Equity Mutual Fund, 1,811 units	**	128,900

Vanguard Index Tr 500 Port #40	Equity Mutual Fund, 73,004 units	**	9,866,482

Vanguard Index Trust Growth #9	Equity Mutual Fund, 6,805 units	**	226,133

Vanguard Windsor II Fund –Inv	Equity Mutual Fund, 22,529 units	**	704,257
			14,069,604
Fixed Mutual Funds
Vanguard Short Term Bond Index #132	Fixed Bond Fund, 14,390 units	**	145,775

Vanguard Total Bond Market #84	Fixed Bond Fund, 343,328 units	**	3,488,211
			3,633,986
Cash Equivalents
Goldman Sachs FS Gov’t MM FD #465	Money Market Fund, 4,365,525 shares	**	4,365,525

SEI Daily Income Gov’t II Fund #36	Money Market Fund, 49 shares	**	49
			4,365,574
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 525,938 shares	**	14,479,073

Total assets held for investment purposes			$36,548,237

*	Indicates a party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Community Trust Bancorp, Inc.

Date: June 27, 2008	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President and Chief Executive Officer

By:	/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President and Treasurer
(Principal Financial Officer)

By:	/s/ Howard W. Blackburn, Jr.
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources